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INTERVIEW WITH JAMIE ROSEN OF WAYBETTER ABOUT TESTING THE WATERS

BY NICOLAS LEEPER

27 SEP

If You're Going to Test the Waters, Be Prepared to Go Swimming

As a result of the long awaited implementation of Regulation A, startup companies can now fundraise from unaccredited investors. This is a huge shift that tremendously impacts the startup investing landscape but more so, the relationship between customers and their favorite companies. This monumental change opens up the opportunity for companies to turn their users into investors.

The first step to this new process is called **"testing the waters."** Testing the waters (TTW) allows companies to collect non-binding "indications of interest" from the public before officially starting the filing process. Testing the waters is already proving to be a game-changing chance to reach out to users and make them aware of this new opportunity.

To better understand the testing the waters process, SeedInvest sat down with Jamie Rosen, CEO of WayBetter. WayBetter, which produces the social dieting app DietBet, recently tested the waters on SeedInvest, garnering over $9MM of investment interest from over 3000 people in their first 48 hours.

What led WayBetter to test the waters?

We've been working with SeedInvest for a long time and were one of the first companies to raise money on the platform back in 2013. We had been in touch with Ryan, CEO of SeedInvest. He was the one who first brought Reg A to our attention. Ryan thought that WayBetter would be a good fit because of our large user base (over 270,000).

We thought it was a great opportunity. People liked our platform and liked our service, so we thought perhaps they'd be interested in investing. After running the idea by our investors and board, we decided to give it a shot. It was a no-brainer to be honest, since there was no real cost involved in testing the waters.

How did you prepare for your testing the waters campaign?

We first decided if this was something that made sense for us to do. We didn't want to test the waters unless we were prepared to continue. So we did some research into what the Reg A fundraising process would look like, how much money would it cost, how long it would take, and assessed the pros and cons. After we did our research, it was actually pretty straightforward.

What marketing did you do to promote your campaign to users?

We put together an email to send to 10% of our users as a test. SeedInvest put up a page where our customers could indicate their interest in investing. We blasted out the email on a Monday and got such a favorable response that we went ahead and sent the same email to the other 90% of our email list the next day.